
GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700


03022798

SUPPL

28 May 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Exemption File 82-5204

Dear Sir,

GKN plc – Directors' Interests in Shares

For your information I enclose a copy of the above.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

dlw 6/19

Announcement by GKN plc

Directors' Interests in Shares

GKN plc (the 'Company') was informed on 27 May 2003 that the manager of Sir David Lees' Maxi Single Company ISA had 50p ordinary shares of the Company purchased on his behalf on 16 May 2003.

The shares were purchased for the ISA under the GKN Dividend Reinvestment Plan in respect of the final dividend for the year ended 31st December 2002 at a price of 164.51p per share as follows:

Director	Number of shares purchased	Total holding following this notification
Sir David Lees	79	221,197

The Director was informed of the purchase by the ISA manager on 24 May 2003.

Grey Denham
Secretary

27 May 2003